Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

HEXO Corp. (the “Company”)

3000 Solandt Road

Ottawa, Ontario K2K 2X2

2.	Date of Material Change

December 17, 2020

3.	News Release

A news release dated December 18, 2020 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.	Summary of Material Change

The Company announced that, following shareholder approval of the previously announced consolidation of its issued and outstanding common shares (the “Shares”) on the basis of four (4) old Shares for one (1) new Share (the “Consolidation”) at its annual and special meeting of shareholders held on December 11, 2020, it has filed articles of amendment implementing the Consolidation.

5.	Full Description of Material Change

The Company announced that, following shareholder approval of the previously announced Consolidation at its annual and special meeting of shareholders held on December 11, 2020, it has filed articles of amendment implementing the Consolidation.

Notice of the Consolidation has been provided to the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The Shares will continue to be listed on the TSX and the NYSE under the symbol “HEXO”, and the Shares began trading on a post-Consolidation basis on the TSX and NYSE on December 23, 2020. Following the Consolidation, the new CUSIP number for the Shares is 428304307 and the new ISIN for the Shares is CA4283043079.

As a result of the Consolidation, the 488,650,748 Shares issued and outstanding prior to the Consolidation have been reduced to approximately 122,162,687 Shares (disregarding the treatment of any resulting fractional shares). Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any resulting fractional Shares. The Company will not be issuing fractional post-Consolidation Shares. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Share, the number of post-Consolidation Shares issued to such shareholder shall be rounded up or down to the nearest whole number of Shares. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of Shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of Shares.

The Company’s transfer agent, TSX Trust Company (“TSX Trust”), will act as the exchange agent for the Consolidation. In connection with the Consolidation, TSX Trust has sent a letter of transmittal to registered shareholders which will enable them to exchange their old share certificates for new share certificates, or alternatively, a Direct Registration System (“DRS”) Advice/Statement, representing the number of new post-Consolidation Shares they hold, in accordance with the instructions provided in the letter of transmittal. Registered shareholders will be able to obtain additional copies of the letter of transmittal through TSX Trust. Until surrendered, each share certificate representing pre-Consolidation Shares will represent the number of whole post-Consolidation Shares to which the holder is entitled as a result of the Consolidation.

Non-registered beneficial holders holding their Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) will not need to complete a letter of transmittal and should note that such intermediaries may have specific procedures for processing the Consolidation. Shareholders holding their Shares through such an intermediary and who have any questions in this regard are encouraged to contact their intermediary.

The exercise or conversion price and the number of Shares issuable under any of the Company’s outstanding warrants, convertible debentures, stock options and other securities exercisable for or convertible into Shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Sébastien St-Louis, President and Chief Executive Officer

1-866-438-8429

invest@HEXO.com

9.	Date of Report

December 23, 2020